

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2025

James B. Frakes
Chief Financial Officer
Aethlon Medical, Inc.
11555 Sorrento Valley Road, Suite 203
San Diego, CA 92121

   Re: Aethlon Medical, Inc.
     Registration Statement on Form S-3
     December 23, 2025
     File No. 333-292405

Dear James B. Frakes:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Margaret Sawicki at 202-551-7153 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and Services

cc: Jennifer R. Trowbridge, Esq.